STATEMENT OF INVESTMENTS
Dreyfus Premier Emerging Markets Fund
February 29, 2008 (Unaudited)

Common Stocks--94.0%	Shares	Value ($)
Brazil--10.0%		
Aracruz Celulose, ADR	90,128	6,528,872
Banco Itau Holding Financeira, ADR	229,020	5,803,367
Banco Nossa Caixa	340,000	4,926,662
Centrais Eletricas Brasileiras	364,562	5,362,347
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	144,410	6,265,950
Cia de Saneamento Basico do Estado de Sao Paulo	86,430	2,054,936
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	17,510	820,343
Cia Energetica de Minas Gerais, ADR	258,500	4,919,255
CPFL Energia	44,300	969,423
Empresa Brasileira de Aeronautica, ADR	60,040	2,660,973
Grendene	792,500	9,538,310
Petroleo Brasileiro, ADR	38,408	4,506,795
Petroleo Brasileiro, ADR (Preferred)	457,680	44,820,602
Tam, ADR	262,261	5,491,745
Tele Norte Leste Participacoes, ADR	604,700	15,135,641
Unibanco - Uniao de Bancos Brasileiros, GDR	80,310	10,891,642
Votorantim Celulose e Papel, ADR	12,170	382,868
		131,079,731
Chile--.8%		
Banco Santander Chile, ADR	123,970	6,416,687
Compania Cervecerias Unidas, ADR	139,080	4,620,238
		11,036,925
China--7.0%		
Anhui Expressway, Cl. H	3,412,000	2,854,928
Bank of China, Cl. H	32,038,000	13,405,969
Bosideng International Holdings	13,858,000 a	2,742,226
China Telecom, Cl. H	11,875,800	8,824,853
Huaneng Power International, Cl. H	10,488,600	8,587,530
Industrial & Commercial Bank of China, Cl. H	7,102,000	4,917,033
PetroChina, ADR	2,590	380,264
PetroChina, Cl. H	14,272,000	21,000,532
Sinopec Shanghai Petrochemical, Cl. H	12,146,000	5,727,857
Sinotrans, Cl. H	12,343,500	3,838,015
TPV Technology	13,154,000	7,865,061
Weiqiao Textile, Cl. H	8,886,100	12,304,157
		92,448,425
Czech Republic--.5%		
Komercni Banka	29,380	**7,242,809**
Hong Kong--5.1%		
Brilliance China Automotive Holdings	25,312,000 a	5,012,807
China Mobile	459,000	6,900,644
China Mobile, ADR	20,250	1,511,055
China Netcom Group	1,979,500	6,034,900
China Power International Development	30,343,400	11,438,924
Cosco Pacific	2,838,000	5,997,176
Denway Motors	13,073,300	6,578,668

Global Bio-Chem Technology Group	21,592,700	8,898,272
Hopson Development Holdings	2,264,000	3,796,806
NWS Holdings	1,385,479	4,038,608
Texwinca Holdings	8,587,300	6,617,781
		66,825,641
Hungary--.5%		
Magyar Telekom Telecommunications	1,238,933	**5,992,533**
India--7.3%		
Andhra Bank	1,646,433	3,641,918
Bharat Petroleum	894,752	10,104,399
Hindalco Industries	2,116,200	10,489,201
Hindustan Petroleum	1,406,363	10,277,944
India Cements	1,079,250	5,550,364
Jet Airways India	112,162	2,034,620
Mahanagar Telephone Nigam	1,232,450	3,567,527
Mahindra & Mahindra	290,732	4,948,312
Oil & Natural Gas	428,474	10,540,799
Satyam Computer Services	526,770	5,575,034
State Bank of India	106,680	5,531,056
State Bank of India, GDR	120,150 b	13,126,388
Tata Consultancy Services	233,250	5,054,814
Tata Motors	361,833	6,206,332
		96,648,708
Indonesia--.7%		
Gudang Garam	6,201,500	5,362,842
Kalbe Farma	16,746,000	1,912,263
Telekomunikasi Indonesia	2,114,500	2,245,738
		9,520,843
Israel--2.0%		
Bank Leumi Le-Israel	720,270	3,398,150
Israel Discount Bank, Cl. A	3,748,138 a	9,843,181
Teva Pharmaceutical Industries, ADR	260,770	12,795,984
		26,037,315
Malaysia--3.5%		
AMMB Holdings	5,372,475	6,179,710
Gamuda	899,900	1,096,037
Malayan Banking	7,629,250	21,571,079
Resorts World	5,424,900	6,283,417
Tenaga Nasional	4,079,900	11,430,475
		46,560,718
Mexico--4.7%		
Cemex (Units)	3,195,951 a	8,770,578
Cemex, ADR	138,660 a	3,820,083
Consorcio ARA	2,184,300	2,271,320
Controladora Comercial Mexicana (Units)	2,849,900	7,315,485
Embotelladoras Arca	1,627,500	6,380,447
Gruma, Cl. B	1,675,500	4,827,940
Grupo Continental	4,372,050	10,814,633
Grupo Modelo, Ser. C	1,524,400	6,970,873
Kimberly-Clark de Mexico, Cl. A	882,700	3,644,273
Telefonos de Mexico, ADR, Ser. L	225,950	7,501,540
		62,317,172

Philippines--1.0%

ABS-CBN Holdings	2,800,000	1,919,927
Bank of the Philippine Islands	4,552,381	6,165,697
Manila Electric	1,498,560	2,881,961
Metropolitan Bank & Trust	53,800	56,596
Union Bank of the Philippines	1,900,900	1,706,643
		12,730,824

Poland--1.2%

Polski Koncern Naftowy Orlen	314,950 a	5,405,811
Telekomunikacja Polska	1,063,383	9,952,374
		15,358,185

Russia--6.9%

Gazprom, ADR	968,345	49,191,926
LUKOIL, ADR	395,655	29,357,601
MMC Norilsk Nickel, ADR	220,700	6,356,822
Surgutneftegaz, ADR	55,500	2,586,300
VTB Bank, GDR	484,600 a,b	3,673,268
		91,165,917

South Africa--7.6%

African Bank Investments	33,636	132,385
AngloGold Ashanti, ADR	377,580	13,638,190
Aspen Pharmacare Holdings	2,062,859	8,142,842
Bidvest Group	384,876	5,697,987
Gold Fields, ADR	501,920	7,122,245
JD Group	807,390	4,372,154
Nampak	3,416,621	8,030,966
Nedbank Group	1,066,837	15,995,894
Sanlam	1,882,201	4,491,408
Sappi	803,269	9,966,039
Sasol	146,100	7,498,516
Standard Bank Group	263,977	3,178,887
Steinhoff International Holdings	2,415,687	5,461,028
Telkom	380,660	6,816,885
		100,545,426

South Korea--17.0%

Cheil Industries	62,410	2,797,771
Hana Financial Group	171,693	7,622,754
Hanwha Chemical	384,564	7,053,412
Hynix Semiconductor	137,490 a	3,533,662
Hyundai Mobis	175,035	13,459,656
Hyundai Motor	169,418	11,870,427
Kookmin Bank	326,294	20,159,074
Kookmin Bank, ADR	73,062	4,473,586
Korea Electric Power	361,605	12,697,049
Korea Electric Power, ADR	31,600	546,996
Korea Zinc	42,482	6,402,488
KT	21,010	1,033,534
KT, ADR	552,680	13,424,597
Kumho Tire	672,610	7,916,578
Lotte Shopping	34,665	11,760,981
Nong Shim	39,762	8,097,720
POSCO	26,594	14,597,238

POSCO, ADR	12,500	1,691,250
S-Oil	80,168	5,668,804
Samsung Electronics	65,951	38,717,421
Shinhan Financial Group	185,717	10,013,043
SK Telecom, ADR	879,460	19,699,904
		223,237,945
Taiwan--12.2%		
AU Optronics, ADR	123,990	2,365,729
Chi Mei Optoelectronics	1,355,000	1,798,052
China Motor	7,721,107	5,844,189
China Steel	1,420,000	2,123,947
Chinatrust Financial Holding	12,189,456	10,991,800
Chunghwa Telecom, ADR	457,827	11,235,075
Compal Electronics	12,884,496	11,602,397
Compal Electronics, GDR	952,377 b	4,238,078
First Financial Holding	8,539,474	7,734,075
Mega Financial Holding	9,374,000	6,695,082
Nan Ya Printed Circuit Board	984,614	4,865,717
Nien Hsing Textile	5,348,000	3,463,902
Powerchip Semiconductor	15,012,601	6,022,965
Powertech Technology	634,000	2,132,087
Quanta Computer	13,391,994	17,673,349
Radiant Opto-Electronics	4,119,705	5,098,652
SinoPac Financial Holdings	36,567,103	15,943,658
Taiwan Semiconductor Manufacturing	5,130,688	10,030,579
Taiwan Semiconductor Manufacturing, ADR	518,155	5,046,830
United Microelectronics	23,502,819	13,713,805
United Microelectronics, ADR	1,913,604	6,123,532
Yageo	19,057,200	5,860,371
		160,603,871
Thailand--4.6%		
Bangkok Bank	3,191,600	13,474,088
Charoen Pokphand Foods	54,245,600	8,020,815
Delta Electronics Thai	1,829,100	1,354,896
Italian-Thai Development	5,922,800 a	1,687,123
Kasikornbank	3,214,200	9,134,382
Krung Thai Bank	23,357,900	7,948,998
Siam Cement	1,430,600	9,784,188
Siam Makro	355,700	1,121,028
Thai Airways International	4,568,700	4,689,560
Thai Union Frozen Products	6,007,700	3,932,290
		61,147,368
Turkey--1.4%		
Petrol Ofisi	0 a	2
Turk Sise ve Cam Fabrikalari	3,996,798	6,209,909
Turkiye Is Bankasi, Cl. C	2,623,070	12,097,684
		18,307,595
Total Common Stocks		
(cost $1,074,371,200)		**1,238,807,951**

Preferred Stocks--2.4%

Brazil

Braskem, Cl. A	1,047,500	8,884,049
Centrais Eletricas Brasileiras, Cl. B	354,174	5,194,887
Cia de Tecidos do Norte de Minas - Coteminas	1,153,848	6,517,180
Cia Energetica de Minas Gerais	300,832	5,729,117
Telemig Celular Participacoes	168,774	5,240,499
Total Preferred Stocks		
(cost $18,366,959)		**31,565,732**

Other Investment--2.0%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $25,740,000)	25,740,000 [c]	**25,740,000**

Total Investments (cost $1,118,478,159)	**98.4%**	**1,296,113,683**
Cash and Receivables (Net)	**1.6%**	**21,164,505**
Net Assets	**100.0%**	**1,317,278,188**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $21,037,734 or 1.6% of net assets.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) at 2/29/2008 ($)
Buys:				
Hong Kong Dollar (HKD), Expiring 02/29/2008	1,583,658	203,449	203,529	80
Phillippines Peso (PHP) , Expiring 03/03/2008	1,727,127	43,232	42,751	(481)
South African Rand. (ZAR), Expiring 02/29/2008	2,106,383	282,452	269,296	(13,155)
Sells:				
Hong Kong Dollar (HKD), Expiring 03/03/2008	(6,305)	810	(810)	0
Philippines Peso (PHP), Expiring 03/04/2008	(248,891)	6,238	(6,161)	77
South African Rand. (ZAR), Expiring 03/03/2008	(6,465,241)	856,652	(826,567)	30,085
Total				**16,606**